Mail Stop 3561

June 5, 2009

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent, Suite 1000
Broomfield, CO 80021

> **Re: Vail Resorts, Inc.**
> **File No. 001-09614**
> **Form 10-K: For the Fiscal Year Ended July 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Jones:

We have reviewed your response letter dated May 11, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended July 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

1. We note your response to our prior comment 2. While we acknowledge that your proposed expanded disclosure provides additional information regarding the

period-to-period changes in operating expenses incurred by your mountain segment, we believe that you should expand your disclosure to (a) also quantify the absolute amount of expense recognized for each material cost component and (b) discuss in further detail the underlying drivers of the period-to-period changes in each individually material component of operating expenses. In this regard, please reconsider (i) utilizing tables to identify, quantify and present the material cost components which have been included in each segment's total operating expense (i.e., the absolute amount of cost incurred and changes in the amounts incurred) and (ii) refocusing the narrative text portion of your disclosure on an analysis of the underlying business reasons and/or industry and operating trends driving the changes in the amounts presented in your tables. Furthermore, please ensure that your narrative disclosure discusses changes in the costs recognized in the context of the actual drivers. For example, fluctuations in labor and labor related benefit costs would appear to be driven by factors such as changes in staffing levels and wages, rather than ski school revenue. Please provide us with your proposed disclosure as part of your response.

2. Refer to your response to our prior comment number 2. While we acknowledge your statement that your Lodging segment is a relatively small contributor to your Resort EBITDA, we believe that the lodging segment is quantitatively and qualitatively material to your overall operating results due to the seasonality of your overall business operations. In this regard, we note that your mountain segment recognizes significant losses during the quarterly periods ended July 31 and October 31, while the operating results of your lodging segment are more stable. As such, fluctuations in the lodging segment's revenues and expenses during those reporting periods can impact the extent to which the lodging segment can help offset the losses generated by your mountain segment. In addition, we acknowledge your statement that operating expenses associated with the Lodging segment are generally more variable and therefore move in correlation with revenue. However, without the quantification of expenses related to infrequent and unusual items, new or disposed properties, increased service fees at GTLC, and ordinary operating costs (e.g., labor costs), it is not clear whether operating expenses have changed due to their variability in relation to revenue or other factors. For the reasons mentioned above, we believe you should expand your disclosure to (i) specifically identify the material components of the operating expenses incurred by your lodging segment and (ii) quantify and analyze the changes in those material cost components. Please provide us with your proposed disclosure as part of your response.

Lodging Segment

3. We note your response to our prior comment 4. In this regard, we acknowledge
    your statement that 50% of the revenue generated by the lodging segment is
    derived from room rentals, which represents only 7% of your company's total
    revenue for the year ended July 31, 2008. We further acknowledge that the
    segment's largest ancillary service generated revenue of less than 20% of total
    lodging revenue and only 3% of total company revenue. However, given that the
    revenue generated by your lodging segment is significantly less seasonal than the
    revenue generated by your mountain segment, lodging segment revenue
    comprises a significantly larger percentage of your company's total revenue
    during the reporting periods ended on July 31 and October 31. As such, we
    believe that a complete understanding of the revenue generated by your lodging
    segment is material to your investors' understanding of your company's results of
    operations – particularly during the aforementioned reporting periods.
    Furthermore, we believe that the discussion of Lodging revenue generated from
    sources other than room rentals is material to an understanding of the overall
    operating performance of the lodging segment. In this regard, we note that while
    the revenue from a single ancillary service may not be material to total company
    revenue, it may be material to the total revenue generated by the lodging segment.

    Additionally, you state in your response that the lodging segment's performance
    is evaluated based upon ADR, occupancy rate, and RevPAR metrics, not revenue
    by service type. However, based upon your responses to our prior comment
    numbers 7 and 8, it is not clear whether ancillary revenues generated by the
    lodging segment are included in the computation of such metrics, and as such,
    whether such metrics reflect the performance of your lodging segment in totality.
    Furthermore, it is unclear how such metrics provide useful information regarding
    the lodging revenue generated from sources other than room rentals.

    For the reasons noted above, we reissue our prior comment and request that you
    expand your MD&A disclosure to separately discuss the revenue generated by
    each material product or service offering of your lodging segment – to the extent
    known. At a minimum, it would appear that you could separately discuss revenue
    from owned hotels, managed hotels, managed condominium rooms, and your
    most significant ancillary services. In addition, please consider whether the
    revenue generated by each of the Lodging segment's material product and service
    offerings should be separately disclosed in the footnotes to your financial
    statements pursuant to paragraph 37 of SFAS No. 131. Please provide your
    proposed disclosure as part of your response.

4. We note your response to our prior comments 7 and 8. You state that you exclude
    managed hotel properties from the computation of ADR and RevPAR because
    including managed hotel properties would skew these financial performance
    metrics. However, we do not understand how including managed condominium

rooms does not skew your metrics, given that the inclusion of managed condominium rooms within the ADR calculation increases your ADR by approximately $46.00 (i.e., 20%). In addition, we note that it is unclear whether your calculations of ADR and RevPAR include the gross room revenue generated by the managed condominium rooms, or only your proportionate share of such revenue. In this regard, we believe that including the total revenue generated by managed properties in your calculation of ADR and RevPAR would not accurately depict your company's financial performance. Furthermore, based upon your response to our prior comment number 8, it appears that excluding the financial data related to managed condominiums from the computation of ADR and RevPAR may provide your investors with more useful information regarding the performance of your owned hotels. Given the observations noted above, please explain in further detail why operating information related to your owned hotels and managed condominium rooms should be aggregated for purposes of computing ADR and RevPAR and discussing the changes in revenue recognized by your lodging segment. In this regard, please consider providing an illustrative example of how your metrics are computed along with your explanation. Alternatively, revise your disclosure in future filings to (a) discuss revenue generated from owned properties and managed properties on a separate basis and (b) provide financial metrics that you believe appropriately supplement your revised disclosure. Please provide your proposed disclosure as part of your response.

Real Estate Segment

5. We note your response to our prior comment 9, and we acknowledge that your proposed expanded disclosure provides additional information regarding the revenue generated by your different real estate projects. However, we continue to believe that your expanded disclosure should also analyze and discuss the significant fluctuations in the operating margins realized on your real estate sales for fiscal years 2006, 2007, and 2008, as well as the underlying reasons for such fluctuations. For example, please discuss the extent that the operating margins realized by your real estate segment have been impacted by factors including, but not limited to the following, as applicable:

- differences in the types of real estate properties sold during the respective reporting periods (e.g., condos, townhomes, etc.),
- differences in the quality of real estate properties sold during the respective reporting periods (e.g., luxury units versus non-luxury units),
- differences in the average revenue generated per square foot for the respective reporting periods, and the reasons for such differences (e.g. location, market conditions, quality of units),

- differences in the overall costs incurred for your real estate projects, and the reasons for such differences,
- the impact of market conditions.

In addition, please expand your disclosure to discuss any known trends that are expected to have a future impact on the costs incurred for your company's real estate projects or the operating margins realized on your company's real estate projects. Please provide us with your proposed disclosure as part of your response.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

6. We note your response to our prior comment 14. In future filings, please expand your footnote disclosure to include a more detailed discussion of how and when you recognize revenue related to the sale of individual condominium units – similar to that which was provided in your response letter to us dated May 11, 2009.

7. We note from your website that you are offering an incentive, consisting of a social membership to The Arrabelle Club, to new buyers of residence units at the Ritz-Carlton Residences. In this regard, please tell us your planned revenue recognition policy for such sales. Additionally, tell us what consideration was given to ETIF 00-21 *Revenue Arrangements with Multiple Deliverables* in determining your revenue recognition policy for such sales.

Item 15. Exhibits, Financial Statements Schedules

8. We note that you have incorporated by reference several exhibits, such as the Fourth Amended and Restated Credit Agreement dated January 28, 2005 (Exhibit 10.8(a)) and the Limited Waiver, Release, and Third Amendment to Fourth Amended and Restated Credit Agreement dated March 13, 2007 (Exhibit 10.8(d)). These exhibits do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. In your next periodic filing, please refile each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

9. We note your response to prior comment 20 and the supplemental materials provided to the staff in connection with your response. To the extent that you omit, due to competitive harm, certain targets related to VRDC (other than its EBITDA target), please confirm that you will provide in future filings an expanded discussion regarding the level of difficulty you anticipate in achieving the undisclosed targets.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters or Chanda DeLong at 202-551-3490 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief